U.S. SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON D.C.


                           FORM 12B-25

                   NOTIFICATION OF LATE FILING



(Check One)

[   ] Form 10-K and Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K
[ X ] Form 10-Q and 10-QSB   [  ] Form N-SAR

     For Period Ended:      December 31, 1996

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR






     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing
     checked above, identify the Item(s) to which the
     notification relates:   N/A

Part I - Registrant Information



     Full Name of Registrant:      AMASYS Corporation

     Former Name if Applicable:    N/A

     Address of Principal Executive Office:

          4900 Seminary Road, Suite 800
          Alexandria, Virginia 22311



Part II - Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ X ]     (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense.

[ X ]     (b)  The subject quarterly report or transition report
on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.




Part III - Narrative



     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not have filed within the prescribed period.


     The registrant is unable to file the Form 10-Q for the quarter ended December 31, 1996 because of the difficulty associated with the preparation fo the registrant's initial financial statements as successor, pursuant to an order of the United State Bankruptcy
Court, to Infotechnology, Inc. which company has not prepared financial statements meeting the requirements of Regulation S-X for over six years. Such difficulty is compounded by the registrant not having, until January, 1997 the services of an accounting or financial employees capable of addressing the form and content of the registrant's financial statements.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

      Cari Miller             (703 998-5931
     ______________           ______________________________
          Name                Area Code and Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes        [ ] No

     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes        [X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     AMASYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 18, 1997           By: /S/ C.W. Gilluly
                                   ______________________________
		     President